As filed with the Securities and Exchange Commission on April 2, 2007
Registration No. 333-128058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
ON FORM S-3 TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

JAZZ TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	20-3320580
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4321 Jamboree Road
Newport Beach, California 92660
(949) 435-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gilbert F. Amelio, Ph.D.
Chairman and Chief Executive Officer
4321 Jamboree Road
Newport Beach, California 92660
(949) 435-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth L. Guernsey
Gian-Michele aMarca
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800
(415) 693-2000
(415) 693-2222 — Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 2 on Form S-3 contains an updated prospectus relating to the offering and sale of shares of common stock issuable upon exercise of warrants that were issued to public investors in connection with the registrant’s initial public offering initially registered by Acquicor Technology Inc., the former name of the registrant, on the Registration Statement on Form S-1 (File No. 333-128058) initially declared effective by the Securities and Exchange Commission on March 13, 2006. This Post-Effective Amendment No. 2 on Form S-3 is being filed to convert such Registration Statement on Form S-1 into a Registration Statement on Form S-3. All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the original registration statement.

Subject to Completion, Dated April 2, 2007

The information in this prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

Jazz Technologies, Inc.

45,780,741 shares of common stock

This prospectus relates to 45,780,741 shares of our common stock, par value $0.0001 per share, which are issuable upon the exercise of warrants originally issued in our initial public offering pursuant to a prospectus dated March 15, 2006. In order to obtain the shares, the holders of the warrants must pay an exercise price of $5.00 per share. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

Our shares of common stock are listed on the American Stock Exchange under the symbol “JAZ.” On March 30, 2007, the closing sale price of our common stock was $4.30 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April , 2007

PROSPECTUS SUMMARY

The Company

We were organized as a Delaware blank check company in August 2005 by Gilbert F. Amelio, Ph.D., Ellen M. Hancock and Steve Wozniak for the purpose of acquiring, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination, one or more domestic and/or foreign operating businesses in the technology, multimedia and networking sectors. On March 17, 2006 we completed an initial public offering of our securities.

On September 26, 2006, we and our wholly owned subsidiary, Joy Acquisition Corp., entered into an Agreement and Plan of Merger with Jazz Semiconductor, Inc. (“Jazz Semiconductor”) and TC Group, L.L.C., as Jazz Semiconductor’s stockholders’ representative (the “Stockholders’ Representative”). Jazz Semiconductor is an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices.

On February 15, 2007, our stockholders voted to approve the acquisition of Jazz Semiconductor. Holders of 5,668,116 shares issued in our initial public offering elected to convert their shares into cash.

On February 16, 2007, we completed the acquisition of Jazz Semiconductor. At the closing we made total payments of approximately $260.1 million pursuant to the merger agreement, which includes the impact of an estimated working capital adjustment and a deduction for $4.4 million of transaction costs incurred by Jazz Semiconductor in connection with the merger and its terminated public offering. The purchase price was subject to possible decrease of up to $4.5 million to the extent the working capital of Jazz Semiconductor as of the closing is less than $193 million and a possible increase of up to $4.5 million plus $50,000 per day for each day after March 31, 2007 until the closing to the extent the working capital of Jazz Semiconductor as of the closing is greater than $198 million. Jazz Semiconductor’s estimated working capital at closing was in excess of $200 million resulting in an increase in the purchase price by $4.5 million. Approximately $27.9 million of the purchase price was placed in escrow, of which $4 million will secure any purchase price reductions to be made after the completion of the merger, $20 million will secure indemnification claims by us (as well as any purchase price reductions to be made after the completion of the merger in excess of $4 million) and $3.7 million will fund obligations of Jazz Semiconductor to make certain retention bonus payments following the completion of the merger to its employees. In addition, $1 million was paid to the Stockholders’ Representative to fund its expenses related to its obligations under the merger agreement following the completion of the merger. We financed the merger consideration and additional payments made at the closing of the merger from the proceeds of our initial public offering and the sale of convertible senior notes. At the closing of the merger, Jazz Semiconductor paid approximately $3.0 million in accrued transaction costs incurred in connection with the merger.

The purchase price is preliminary and subject to adjustment based on a final closing date balance sheet to be prepared within 90 days following the closing of the merger. Also, we may become obligated to pay additional amounts to former stockholders of Jazz Semiconductor if Jazz Semiconductor realizes proceeds in excess of $10 million from its investment in Shanghai Hua Hong NEC Electronics Co., Ltd. from certain specified events.

In connection with the approval of the acquisition of Jazz Semiconductor, our stockholders voted to approve the 2006 Equity Incentive Plan and certain amendments to our certificate of incorporation, including a change in our name to “Jazz Technologies, Inc.,” an increase in our authorized capitalization and the removal of the Fifth Article from our certificate of incorporation. Our stockholders rejected a proposal to amend our charter to restrict their ability to act by written consent.

A summary of our business and operations, including the business and operations of Jazz Semiconductor, is included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

The Offering

Securities offered	45,780,741 shares of common stock, underlying warrants with an exercise price of $5.00 per share. The warrants expire on March 15, 2011.

Common Stock:

Number outstanding before this offering	24,697,924

Number to be outstanding after this offering	70,478,665, assuming the exercise of all of the warrants

Offering proceeds
Assuming the exercise of all the warrants, we will receive gross proceeds of $228,903,705. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes.

American Stock Exchange Symbol	JAZ

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed or incorporated by reference in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	the amount of cash on hand available to us;

•	our business strategy;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the business in which we are engaged;

•	fluctuations in customer demand;

•	management of rapid growth; and

•	general economic conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included or incorporated herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the “Risk Factors” portion of this prospectus, the documents incorporated herein and our other SEC filings could have a material adverse effect on our business, prospects, financial condition or operating results.

RISK FACTORS

You should consider carefully the following risk factors as well as other information in this prospectus before investing in any of our securities. If any of the following risks actually occur, our business, operating results and financial condition could be adversely affected. This could cause the market price of our common stock to decline, and you may lose all or part of your investment.

As used in this section, “we,” “us,” “our,” “Jazz,” the “Company” and words of similar import refer to Jazz Technologies, Inc. and, except where the context otherwise requires, our consolidated subsidiary, Jazz Semiconductor, Inc., “Jazz Technologies” refers solely to Jazz Technologies, Inc. and not Jazz Semiconductor, Inc., and “Jazz Semiconductor” refers solely to Jazz Semiconductor, Inc.

Risks Related to Our Business and Industry

We currently depend on Jazz Semiconductor’s spin-off customers, Conexant Systems, Inc. and Skyworks Solutions, Inc., for a significant majority of our revenues. A reduction in business from either one of these customers would adversely affect our revenues and could seriously harm our business.

For 2005 and 2006, Conexant Systems, Inc. and Skyworks Solutions, Inc., an entity that resulted from the spin-off of Conexant’s wireless division and subsequent merger with Alpha Industries, Inc., Jazz Semiconductor’s spin-off customers, together accounted for 60.5% and 38.9% of Jazz Semiconductor’s revenues, respectively (which includes the effect of a charge against revenue from Conexant of $17.5 million during the second quarter of 2006 associated with the termination of the Conexant wafer supply agreement described further below). We expect that we will continue to be dependent upon these spin-off customers for a significant portion of our revenues for the foreseeable future. Jazz Semiconductor entered into wafer supply agreements with Conexant and Skyworks; however, the minimum purchase requirements under those agreements terminated in March 2005. Jazz Semiconductor and Conexant agreed to terminate Conexant’s wafer supply agreement as of June 26, 2006. The initial term of the Skyworks wafer supply agreement expires in March 2007. We expect that as Conexant and Skyworks transition from their current designs to next generation designs, particularly with respect to designs based on standard process technologies, their business with us will decline significantly unless we capture a significant portion of their new designs based on specialty process technologies. Jazz Semiconductor has licensed back to Conexant certain patent and intellectual property rights to make Conexant products. Conexant may use this license to have its products produced for it by third party manufacturers, rather than us. Jazz Semiconductor’s revenues from each of Conexant and Skyworks declined in 2006 and we expect that they will continue to decline over the long term. In connection with the termination of the Conexant wafer supply agreement, Jazz Semiconductor agreed to issue 7,583,501 shares of its common stock to Conexant and to forgive $1.2 million owed to Jazz Semiconductor by Conexant for reimbursement of property taxes previously paid by Jazz Semiconductor. In addition, Jazz Semiconductor agreed, under certain circumstances to issue additional shares of its common stock so that the aggregate value of the common stock received by Conexant equaled $16.3 million. This wafer supply termination agreement was subsequently amended in connection with the execution of the merger agreement relating to the acquisition of Jazz Semiconductor to provide for the repurchase of such shares immediately prior to the completion of the merger and the termination of the obligation to issue additional shares for an aggregate consideration of $16.3 million in cash. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, either one of these customers has, in the past, significantly reduced Jazz Semiconductor’s revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

We may not be successful in continuing to add new customers or in securing significant volume from new and existing customers.

In order to be successful under our business plan, we need to continue to add new customers whose products use our specialty process technologies and to generate significant revenues from those customers. We cannot assure you that we will be able to attract new customers or generate significant revenues from existing or new customers in the future. The sales cycle for our services is long and requires us to invest significant resources as we work with each potential customer, without assurance of sales to that potential customer. Currently none of our significant customers has an obligation to purchase a minimum number of wafers from us.

When a new or existing customer decides to design a specific semiconductor using one of our processes, we define this as a design win. The period between design win and volume production for a successful product design often takes between eight and 26 months. Due in part to the length of this process, we cannot assure you that a given design will actually be implemented in our customer’s product and result in commercial orders or generate any revenues. The customer may decide to put on hold or abandon a product incorporating a design win for one or a combination of reasons such as lack of market demand, budgetary or resource constraints, and development of a superior, competitive product. If we are not successful in adding new customers who use our specialty process technologies, do not secure new design wins with new or existing customers, or do not convert design wins with new and existing customers into revenue generating products, our revenues and results of operations will be harmed.

Our business plan is premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers for the production of semiconductors using specialty process technologies. Our business will not be successful if this trend does not continue to develop in the manner we expect.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and will follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard complementary metal oxide semiconductor processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers opt not to, or determine that they cannot, reduce their costs or allocate resources and capital more efficiently by accessing independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard complementary metal oxide semiconductor processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies we intend to target, our business and results of operations will be harmed.

If we cannot compete successfully in the highly competitive foundry segment of the semiconductor industry, our business will suffer.

We compete internationally and domestically with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company, United Microelectronics Corporation, Semiconductor Manufacturing International Corporation and Chartered Semiconductor Manufacturing Ltd., which, in addition to providing leading edge complementary metal oxide semiconductor process technologies, also have capacity for some specialty process technologies. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM. In addition, several new dedicated foundries have commenced operations and may compete directly with us. Many of our competitors have higher capacity, longer operating history, longer or more established relationships with their customers, superior research and development capability and greater financial and marketing resources than us. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

IBM competes in both the standard complementary metal oxide semiconductor segment and in specialty process technologies. In addition, there are a number of smaller participants in the specialty process arena. Taiwan Semiconductor Manufacturing Company publicly announced in 2001 that it planned to use the 0.18 micron or greater silicon germanium bipolar complementary metal oxide semiconductor process technologies that it licensed from Conexant at that time to accelerate its own foundry processes for the networking and wireless communications markets. In the event Taiwan Semiconductor Manufacturing Company or other dedicated foundries determine to focus their business on these processes, they will compete directly with us in the specialty process market, and such competition could harm our business.

As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

In addition, some semiconductor companies have advanced their complementary metal oxide semiconductor designs to 90 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty processes will therefore compete with these processes for customers and some of our potential and existing customers could elect to design these advanced complementary metal oxide semiconductor processes into their next generation products. We are not currently capable of internally manufacturing at 90 nanometer or smaller geometries and are currently dependent on third parties to meet our customers’ demands for these smaller geometries. If our potential or existing customers choose to design their products using these advanced complementary metal oxide semiconductor processes, our business may suffer.

Our ability to compete successfully may depend to some extent upon factors outside of our control, including general industry and economic trends, import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully in our industry, our business and results of operations will be harmed.

We have incurred a significant amount of debt, which may limit our ability to fund general corporate requirements and obtain additional financing, limit our flexibility in responding to business opportunities and competitive developments and increase our vulnerability to adverse economic and industry conditions.

We have incurred a substantial amount of indebtedness to finance the acquisition of Jazz Semiconductor, related transaction costs and deferred underwriting fees and fund our operations going forward. In December 2006, we issued $166.8 million aggregate principal amount of convertible senior notes in private placements. In addition, we have entered into an agreement with Wachovia Capital Finance Corporation with respect to a three-year senior secured revolving credit facility in an amount of up to $65 million, although to date we have incurred less than $1 million of debt under the senior secured credit facility. As a result of the substantial fixed costs associated with the convertible senior notes and the potential for additional substantial fixed costs in the event we incur significant debt under the Wachovia credit facility, we expect that:

•	a decrease in revenues will result in a disproportionately greater percentage decrease in earnings;

•	we may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase;

•	we may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures; and

•	we may not have sufficient liquidity to respond to business opportunities, competitive developments and adverse economic conditions.

These debt obligations may also impair our ability to obtain additional financing, if needed. Our indebtedness under the senior secured revolving credit facility is secured by substantially all of our assets, leaving us with limited collateral for additional financing. Moreover, the terms of our indebtedness under the senior secured revolving credit facility restrict our ability to take certain actions, including the incurrence of additional indebtedness, mergers and acquisitions, investments and asset sales. Our ability to pay the fixed costs associated with our debt obligations will depend on our operating performance and cash flow, which in turn depend on general economic conditions and the semiconductor market. A failure to pay interest or indebtedness when due could result in a variety of adverse consequences, including the acceleration of our indebtedness. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness or otherwise cover our fixed costs.

Decreases in demand and average selling price for end-user applications of our customers’ products may decrease demand for our services and may result in a decrease in our revenues and results of operations.

The vast majority of our revenues are derived from customers who use our services to produce semiconductors for use in the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. Any significant decrease in the demand for end-user applications within these end markets will also result in decreased demand for our customers’ products. Our customer base is highly concentrated and variations in orders from these customers, including Jazz Semiconductor’s spin-off and post-spin-off customers, tend to vary significantly by customer based upon that customer’s inventory levels of electronic systems and semiconductors, changes in end-user demand for that customer’s product, product obsolescence and new product development cycles. If demand for semiconductors manufactured using our services decreases, the demand for our services will also decrease, which may result in a decrease in our revenues and earnings. In addition, the historical and continuing trend of declining average selling prices of end-user applications places pressure on the prices of the components that go into these end-user applications. If the average selling prices of end-user applications continue to decrease, the pricing pressure on components produced by us for our customers may lead to a reduction of our revenues and earnings.

If we are not able to continue transitioning our product mix from standard complementary metal oxide semiconductor process technologies to specialty process technologies, our business and results of operations may be harmed.

Since Jazz Semiconductor’s separation from Conexant, it has focused its research and development and marketing efforts primarily on specialty process technologies and adding new customers. These specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide semiconductor processes and double-diffused metal oxide semiconductor processes. We anticipate that any growth in our business will primarily result from these technologies, particularly from post-spin-off customers. During 2005 and 2006, Jazz Semiconductor derived 62.3% and 79.2%, respectively, of its revenues from specialty process technologies and 37.7% and 20.8%, respectively, of its revenues from standard complementary metal oxide semiconductor processes (which includes the effect of a charge against revenue from Conexant of $17.5 million during the second quarter of 2006 associated with the termination of the Conexant wafer supply agreement). To be competitive, reduce this historical dependence on standard process technologies and successfully implement our business plan, we will need to increase our percentage of revenues derived from specialty processes technologies. In order to expand and diversify our customer base, we need to identify and attract customers who will use the specialty process technologies we provide. We cannot assure you that demand for our specialty process technologies will increase or that we will be able to attract customers who use them. Some of the large dedicated foundries offer standard process technologies that support 90 nanometer or smaller geometries that may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. If we are not able to increase our percentage of revenues from specialty process technologies, our business and results of operations may be harmed.

In addition, there are significantly more providers of foundry services for standard complementary metal oxide semiconductor processes than specialty process technologies, and consequently much greater competition. Because we intend to continue to focus on specialty process technologies, we do not plan to invest in the research and development of more advanced standard complementary metal oxide semiconductor processes. As standard complementary metal oxide semiconductor process technologies continue to advance, we will not remain competitive in these process technologies. If our current customers switch to another foundry for standard complementary metal oxide semiconductor process technologies at a rate that is greater than our ability to increase our revenues from our specialty process technologies, our business and results of operations will be harmed.

We are dependent on the highly cyclical semiconductor market, which has experienced significant and sometimes prolonged downturns and overcapacity. A significant or prolonged downturn in this industry would cause our revenues, earnings and margins to decline, potentially more significantly than declines for integrated device manufacturers, because such manufacturers may reduce their purchases from foundries before reducing their own internal capacity and they may make additional capacity available on a foundry basis.

Our business is dependent upon market conditions in the highly cyclical semiconductor industry. Downturns in this industry may lead to reduced demand for our services, increased pricing pressure and variations in order levels from our customers that may directly result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. Historically, companies in the semiconductor industry have aggressively expanded their manufacturing capacity during periods of increased demand, as was the case in 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. Starting in the first quarter of 2001, the semiconductor industry experienced a significant downturn due to a number of factors, including a slowdown in the global economy, oversupply and overcapacity in the semiconductor industry and a worldwide inventory adjustment. Due to the significant downturn in the industry, most, if not all, integrated device manufacturers that had previously begun purchasing wafer fabrication services from foundries reduced purchases from such foundries, and many integrated device manufacturers allocated a portion of their internal capacity to contract production of semiconductor wafers for others, particularly fabless companies that we also target as customers.

Any increase in the portion of internal capacity allocated to contract production of semiconductor wafers for others by integrated device manufacturers or any significant downturn in our customers’ markets or in general economic conditions would also likely result in a reduction in demand for our services. Any reduction in demand for our services may force us to operate at significantly less than full capacity or idle our fab for a period of time. This would reduce our margins and harm our financial condition and results of operations. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

Jazz Semiconductor has experienced net losses during its limited history operating as an independent company and we may not be able to sustain profitability.

Since the inception of Jazz Semiconductor’s business on March 12, 2002, it has incurred cumulative net losses through December 29, 2006 of approximately $51.5 million. While Jazz Semiconductor achieved net income for some quarters, it predominantly incurred net losses in its reported results of operations and may continue to do so in the future. We cannot assure you that we will be able to sustain profitability on a quarterly or annual basis in the future. If we are not able to sustain profitability, our stock price may decline.

Jazz Semiconductor’s historical financial performance may not be indicative of our future results.

Since Jazz Semiconductor’s inception, a significant majority of its revenues have been derived from its spin-off customers, and a large percentage of its revenues have primarily been derived from products manufactured using standard complementary metal oxide semiconductor processes that are no longer the focus of its business. As customers design their next generation products for smaller geometry complementary metal oxide semiconductor processes, they may look to other foundries to provide their requisite manufacturing capacity. As a result, it is unlikely that we will continue to generate the same level of revenues from our standard complementary metal oxide semiconductor processes in the future as we shift our focus and operations to our more specialized processes: advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide semiconductor processes and double-diffused metal oxide semiconductor processes.

The pro forma financial statements contained in our SEC filings are not an indication of our actual financial condition or results of operations following the merger with Jazz Semiconductor.

The pro forma financial statements contained in our SEC filings, including in the proxy statement relating to stockholder approval of our acquisition of Jazz Semiconductor and our current report on Form 8-K filed in connection with the consummation of our acquisition of Jazz Semiconductor, are not an indication of our actual financial condition or results of operations following the merger with Jazz Semiconductor. The pro forma financial statements have been derived from our and Jazz Semiconductor’s historical financial statements and many adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, our actual financial condition and results of operations following the merger may not be consistent with, or evident from, these pro forma financial statements.

In addition, our actual earnings per share, which is referred to as EPS, following the merger may decrease below that reflected in the pro forma financial information for several reasons. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our actual EPS following the merger.

We expect our operating results to fluctuate from quarter-to-quarter and year-to-year, which may make it difficult to predict our future performance and could cause our stock price to fluctuate and decline.

Our revenues, expenses and results of operations are difficult to predict, have varied significantly in the past and will continue to fluctuate significantly from quarter-to-quarter and year-to-year in the future due to a number of factors, many of which are beyond our control. A significant portion of our overall costs are fixed, so reductions in demand for our services or changes in the mix of products towards standard complementary metal oxide semiconductor products, which typically have lower selling prices, or a greater weighting of revenues from Jazz Semiconductor’s spin-off customers, which typically have lower margins than revenues from new customers, can have a negative effect on our results of operations, as we have limited ability to reduce costs to respond to revenue declines. We expect fluctuations in our revenues, expenses and results of operations to continue for a number of reasons, including:

•	the level of utilization and yield of our manufacturing facility;

•	slow or negative growth in the markets served by our customers;

•	the loss of a key customer or a significant portion of our business;

•	the rescheduling or cancellation of large orders by our customers, the deferral of shipment of our finished products to customers, or the failure of a customer to pay us in a timely manner;

•	unanticipated delays or problems in introducing new products by us or our customers;

•	shifts by integrated device manufacturers between internal and outsourced production;

•	our or our competitors’ new product, service or technological offerings;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the mix of process technologies used at our and our manufacturing suppliers’ facilities;

•	rescheduling or cancellation of planned capital expenditures, or actual capital expenditures exceeding planned capital expenditures;

•	costs related to possible acquisitions of technologies or businesses;

•	customer concessions, or returns of wafers due to quality or reliability issues; and

•	changes in foreign currency exchange rates.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter or year-over-year comparisons to predict our future financial performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations.

Most of our customers do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis.

Most of our customers generally place purchase orders only three to four months before shipment. Most of our customers are also generally able to cancel or delay the delivery of orders on short notice. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog and the limited certainty of customer orders can make it difficult for us to forecast our revenues in future periods and allocate our capacity efficiently. Moreover, our expense levels are based in part on our expectations of future revenues and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls.

Our ability to achieve and maintain profitability depends significantly on our ability to obtain high capacity utilization and fab yields at our Newport Beach, California fab.

Our ability to achieve and maintain profitability depends significantly on our ability to:

•	obtain high capacity utilization at our Newport Beach, California fab, which is measured by the level of its production activity in relation to its available production capacity;

•	continuously maintain and improve our fab yield, which is the number of wafers completed that meet certain acceptance criteria, expressed as a percentage of total wafers started; and

•	continuously maintain and improve our manufacturing yield, which is the percentage of functioning die on a wafer, expressed as a percentage of total die per wafer.

During periods of lower capacity utilization, fab yield and manufacturing yield, we manufacture and sell fewer wafers over which to allocate our fixed costs. Because a large percentage of our costs are fixed, this can significantly and adversely affect our gross margins and our ability to achieve and maintain profitability. While high capacity utilization rates are a significant contributor to our ability to achieve profitability, numerous other factors also affect our operating results and our ability to achieve profitability. Accordingly, we cannot assure you that if we achieve high capacity utilization rates we will be profitable. We have in the past and may in the future achieve high capacity utilization rates in a quarter but still experience net losses in that quarter due to unrelated factors, such as one-time merger-related expenses and write-offs.

Our Newport Beach, California fab yields and manufacturing yields also directly affect our ability to attract and retain customers, as well as the price of our services. If we are unable to achieve high capacity utilization and continuously maintain or improve our yields, our margins may substantially decline and our business and results of operations may be harmed.

We may not be able independently to develop or secure on commercially reasonable terms critical process technology, which may result in our loss of customers and market share and may cause us to incur an investment obligation or give up rights.

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. The semiconductor industry and the process technologies used are constantly changing. If we do not anticipate these changes in process technologies and rapidly develop innovative technologies, or secure on commercially reasonable terms the rights to use critical process technology developed by others, we may not be able to provide specialty foundry services on competitive terms. If we are unable to maintain the ability to provide specialty foundry services on competitive terms, some of our customers may use the services of our competitors instead of our services.

In addition, our research and development efforts are focused primarily on upgrading our specialty process technologies and developing advanced specialty process technologies for new applications. Many other foundries continue to invest significant amounts in the research and development of standard process technologies. For example, some foundries have developed standard process technologies of 90 nanometer or smaller geometries that may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. We are not currently capable of internally manufacturing at 90 nanometer or smaller geometries and are currently dependent on third parties to meet our customers’ demands for these smaller geometries. As a result, we expect that we will need to offer, on an ongoing basis, increasingly advanced and cost-effective specialty process technologies prior to these or comparable technologies and processes being offered by our competitors. If we are unable to continue transitioning our product mix from standard process technologies to specialty process technologies and our standard process technologies are unable to compete in the marketplace, we will lose market share and our revenues are likely to decline.

We intend to expand our operations, which may strain our resources and increase our operating expenses, and if we expand our business through acquisitions or strategic relationships we may not be able to integrate them successfully in a cost-effective and non-disruptive manner.

Our success depends on our ability to expand our operating capacity and to enhance our process technologies in response to changing customer demands, competitive pressures and technologies. We may expand our capacity and enhance our process technologies, both domestically and internationally, through internal growth, strategic relationships or acquisitions. As we expand our capacity, broaden our customer base or increase the breadth of specialty process technologies that we offer, our management resources may become constrained, we may not adequately be able to service our customers and our business may be harmed. We may determine that it is necessary to grow our business through acquisitions and strategic relationships. We cannot assure you that we will be successful in reaching agreements to acquire other businesses or to enter into strategic relationships or, if such agreements are reached, that their terms will be favorable to us. Even if we complete acquisitions or enter into strategic relationships we may not be successful in integrating the acquisition or adapting our business to the strategic relationship. Integrating any business or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses or technologies effectively, our business will suffer. We also expect that any expansion of our business will strain our systems and operational and financial controls. In addition, we are likely to incur significantly higher operating costs. To manage our growth effectively, we must continue to improve and expand our systems and controls. If we fail to do so, our growth will be limited. Many of our officers have limited experience in managing large or rapidly growing businesses. Further, many of our officers have limited experience managing companies through acquisitions. If we fail to effectively manage our planned expansion of operations, our business and results of operations may be harmed.

If we fail to adequately protect our intellectual property rights, we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

We depend in part on patents and other intellectual property rights covering our design and manufacturing processes. We hold patents and patent licenses and we intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. The process of seeking patent protection can be long and expensive, however, and we cannot guarantee that all of our currently pending or future applications will result in issued patents. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Because patent and other intellectual property litigation is costly and unpredictable, our attempts to protect our rights or to defend ourselves against claims made by others could impose high costs and risks on our business. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business and results of operations.

A portion of our intellectual property is also used by our manufacturing suppliers in China, a country in which we currently have no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater risk for us as we seek to increase our use of manufacturing capacity in China, which provides less protection for intellectual property than does the United States. Our inability to enforce our intellectual property rights, and the inability of our manufacturing suppliers to enforce their intellectual property rights in some countries, especially China, may harm our business and results of operations.

If we are subject to a protracted infringement claim or one that results in significant damage awards, our results of operations may be adversely affected.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are either published or granted. Due to the complexity of the technology used and the multitude of patents, copyrights and other overlapping intellectual property rights, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret, copyright and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. From time to time we receive communications from third parties asserting that their patents cover certain of our technologies and alleging infringement of their intellectual property rights. We expect that we will continue to receive such communications in the future. As a result, we engage in discussions from time to time concerning the licensing of third party technology or cross-licensing such technology and its technology. We cannot assure you that we will be successful in reaching agreements to license or cross-license a third party’s intellectual property or, if such agreements are reached, that their terms will be favorable to us. In the event any third party were to make a successful claim against us or our customers that we or our customers have misappropriated their trade secrets or infringed on their patents, copyrights or other intellectual property rights, we or our customers could be required to:

•	seek to acquire licenses, which may not be available on commercially reasonable terms, if at all;

•	discontinue using certain process technologies, which could cause us to stop manufacturing selling, offering to sell, using or importing certain products;

•	pay substantial monetary damages; and

•	seek to develop non-infringing technologies, which may not be feasible.

In addition, third parties, some of which are potential competitors, may initiate litigation against our manufacturing suppliers, alleging infringement of their proprietary rights with respect to existing or future materials, processes or equipment. In the event of a successful claim of infringement and the failure or inability to license or independently develop alternative, non-infringing technology on a timely basis by us or our manufacturing suppliers, we may be unable to obtain sufficient manufacturing capacity or offer competitive products. As a result, our product portfolio would be limited, and we would experience increased expenses.

Any one of these developments could place substantial financial and administrative burdens on us and hinder our business. We may not have sufficient resources to defend ourselves or our customers against litigation. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could hurt our reputation in our industry and prevent us from manufacturing particular products or applying particular process technologies, which could reduce our opportunities to generate revenues. As a result, our business, operating results and financial condition could be significantly harmed.

The international nature of our business exposes us to financial and regulatory risks.

A significant portion of our planned manufacturing capacity, as well as our ability to provide assembly and test services through subcontractors, is derived from our international relationships with manufacturers and others, particularly in Asia. We have an established office in Asia and are seeking to expand our global presence by opening additional offices, particularly in Asia and Europe. To date, we do not have significant sales in foreign countries. If we are successful in expanding our global presence, we will be more significantly exposed to risks associated with international operations. International operations are subject to a number of risks, including the following:

•	political and economic instability, international terrorism and anti-American sentiment;

•	laws and business practices favoring local companies;

•
withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

•	the timing and availability of export licenses and permits;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	currency exchange risks;

•	burdens and costs of compliance with a variety of foreign laws;

•	less effective protection of intellectual property than is afforded to us in the United States; and

•	difficulties and costs of staffing and managing foreign operations.
In addition, the United States or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between the United States, Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will not experience any serious harm in connection with our international operations.

Failure to comply with governmental regulations by us, our manufacturing suppliers or our customers could reduce our sales or require design modifications.

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic foreign regulatory approvals or certificates could materially harm our business by reducing our production capacity, requiring modifications to our processes that we license to our foreign manufacturing suppliers, or requiring unacceptable modifications to the products of our customers. If controlled, neither we nor our customers may export such products without obtaining an export license. In addition, we depend on our manufacturing suppliers in China for a significant portion of our planned manufacturing capacity, and export licenses may be required in order for us to transfer technology related to our manufacturing processes to our foreign manufacturing suppliers. These restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than us or our customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

Our manufacturing suppliers in China are subject to extensive government regulation, which can lead to uncertainty.

Advanced Semiconductor Manufacturing Corporation, or ASMC, and Shanghai Hua Hong NEC Electronics Co., Ltd., or HHNEC, which we refer to as our manufacturing suppliers, are located in China. We currently rely on ASMC and HHNEC for approximately 10% of our manufacturing capacity and expect that we could be dependent upon these manufacturers for approximately 10% to 20% of our future manufacturing capacity in the next two years. The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us and our manufacturing suppliers to change our business plan, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our manufacturing suppliers and competitors, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives currently provided to us or our manufacturing suppliers could adversely affect our business and operating results.

A significant portion of our workforce is unionized, and our operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt our production and adversely affect the yield of our fab.

A significant portion of our employees at our Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that expires in 2008. We cannot predict the effect that continued union representation or future organizational activities will have on our business. Conexant experienced a work stoppage at our Newport Beach, California fab in 1998. We cannot assure you that we will not experience a material work stoppage, strike or other collective action in the future, which may disrupt our production and adversely affect our customer relations and operational results.

If we are unable to collaborate successfully with electronic design automation vendors and third-party design service companies to meet our customers’ design needs, our business could be harmed.

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully depends on the availability and quality of the relevant services, tools and technologies provided by electronic design automation vendors and design service providers, and on whether we, together with these providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect our ability to attract customers, and thereby harm us.

We depend on key personnel, and we may not be able to retain, hire and integrate sufficient qualified personnel to maintain and expand our business.

Our success, including our ability to integrate the business of Jazz Semiconductor, depends to a significant extent upon our key senior executives and research and development, engineering, finance, marketing, sales, manufacturing, support and other personnel. Our employment relationship with each of our executive officers is at-will, and accordingly any of our executive officers could choose to terminate their employment with us at any time. In addition, while certain key employees of Jazz Semiconductor, executed employment agreements in connection with the merger, these employment agreements are at-will and these key employees can also terminate their employment with us at any time. The unexpected loss of the services of one or more of these executives or other key personnel could adversely affect our ability to integrate our business after the merger. We do not carry key person insurance on any of our executives or other key personnel.

Our success also depends upon our ability to continue to attract, retain and integrate qualified personnel, particularly engineers and finance personnel. The competition for these employees is intense and we cannot assure you that we will be able to secure the services of enough qualified personnel, or do so at a reasonable cost, for our business to succeed. If we fail to retain, hire, train and integrate qualified employees, we will not be able to maintain and expand our business.

We have incurred significant costs associated with the merger with Jazz Semiconductor, which has reduced the amount of cash otherwise available for other corporate purposes.

As a result of the completion of the merger with Jazz Semiconductor, we have incurred significant costs associated with the merger. These costs have reduced the amount of cash otherwise available for other corporate purposes. We estimate that we have incurred direct transaction costs of approximately $4.8 million associated with the merger, which have been included as a part of the total purchase cost of the merger for accounting purposes. In addition, we incurred direct transaction costs of approximately $6.1 million in connection with the issuance of convertible senior notes used to finance a portion of the merger consideration. Further, we may incur additional material charges reflecting additional costs associated with the merger in fiscal quarters subsequent to the quarter in which the merger was completed. There is no assurance that the significant costs associated with the merger will prove to be justified in light of the benefits ultimately realized.

Prior to the merger with Jazz Semiconductor, Jazz Technologies did not have any operations and Jazz Semiconductor never operated as a public company. Fulfilling our obligations as a public company going forward will be expensive and time consuming.

Prior to the merger, Jazz Semiconductor, as a private company, had not been required to document and assess the effectiveness of its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Jazz Semiconductor does not currently have an internal audit group. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our activities as a blank-check company, we will now have to establish and maintain such disclosure controls and procedures and internal controls over financial reporting over a larger enterprise. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the American Stock Exchange, we are required to implement additional corporate governance practices and adhere to a variety of reporting requirements and accounting rules. Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff and will significantly increase our legal, insurance and financial compliance costs. As a result of the increased costs associated with being a public company, our operating income as a percentage of revenue is likely to be lower.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test Jazz Technologies’ internal controls over financial reporting beginning with the fiscal year ending December 31, 2007 and Jazz Semiconductor’s internal controls over financial reporting beginning with the fiscal year ending December 31, 2008, and will require an independent registered public accounting firm to report on its assessment as to the effectiveness of these internal controls over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting. We will also be required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls for Jazz Technologies for the fiscal year ending December 31, 2007 and subsequent years and for Jazz Semiconductor for the fiscal year ending December 31, 2008 and subsequent years. In addition, an independent registered public accounting firm will be required to test, evaluate and report on the completeness of management’s assessment. We may incur significant costs to comply with these requirements.

We may in the future discover areas of internal controls over financial reporting that need improvement, particularly with respect to any businesses acquired in the future. There can be no assurance that remedial measures will result in adequate internal controls over financial reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our auditors are unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 could potentially subject the company to sanctions or investigation by the SEC or other regulatory authorities.

The completion of the merger with Jazz Semiconductor could result in disruptions in business, loss of customers or contracts or other adverse effects.

The completion of the merger with Jazz Semiconductor may cause disruptions, including potential loss of customers and other business partners, which could have material adverse effects on our business and operations. Although we believe that our business relationships are and will remain stable, our customers, manufacturing suppliers and other business partners, in response to the completion of the merger, may adversely change or terminate their relationships with us, which could have a material adverse effect on our business going forward.

Significant changes in our stockholder composition will jeopardize our ability to use some or all of our net operating loss carryforwards going forward.

At December 29, 2006, Jazz Semiconductor had federal tax net operating loss, or NOL, carryforwards of approximately $93.5 million and state tax net operating loss carryforwards of approximately $79.4 million. The federal tax loss carryforwards will begin to expire in 2022, unless previously utilized. The state tax loss carry forwards will begin to expire in 2008, unless previously utilized. At December 29, 2006, Jazz Semiconductor had combined federal and state alternative minimum tax credits of $0.1 million. The alternative minimum tax credits do not expire.Utilization of net operating losses, credit carryforwards and certain deductions may be subject to annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards and other deferred tax assets will be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. Such a limitation may be imposed as a result of the consummation of the merger. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various tax authorities.

Risks Related to Our Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified to improve fab and manufacturing yields and product performance. Impurities or other difficulties in the manufacturing process or defects with respect to equipment or supporting facilities can lower manufacturing yields, interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. From time to time we have experienced production difficulties that have caused delivery delays and quality control problems. In the past, we have encountered manufacturing and related problems, including:

•	capacity constraints due to changes in product mix;

•	the delayed delivery or qualification of equipment critical to our production, including steppers and chemical stations;

•	delays during expansions and upgrades of our clean rooms and other facilities;

•	difficulties in increasing production at our Newport Beach, California fab and at our manufacturing suppliers;

•	difficulties in changing or upgrading our process technologies at our Newport Beach, California fab and at our manufacturing suppliers;

•	raw materials shortages and impurities;

•	required unscheduled maintenance or repairs;

•	malfunctions of our wafer production equipment or that of our manufacturing suppliers; and

•	other operational and engineering problems resulting in reduced product yields for our customers.

We cannot guarantee you that we will be able to maintain our efficiency or avoid impurities in the manufacturing process or avoid other manufacturing disruptions in the future, to the same extent as in the past. In addition, we cannot guarantee you that our manufacturing suppliers will not experience production difficulties.

If we are unable to obtain raw materials and equipment in a timely manner, our production schedules could be delayed and we may lose customers.

We depend on our suppliers of raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of materials at acceptable prices. Although we source most of our raw materials from several suppliers, we obtain our silicon wafers only from Wacker Siltronic Corporation because of the consistent quality of their wafers, the long working history of our predecessors, Conexant and Rockwell International Corporation, with this supplier and our sales arrangement with this supplier. Siltronic maintains an approximately six week supply of inventory at our fab. We believe that qualification of a second wafer supplier could take from six months to one year. We also use single suppliers for photomasks and certain photoresists used in our processes. For example, Photronics Inc. is the sole-service supplier of our photomasks. We believe it would take between ten and twelve months to qualify a new supplier if Photronics was unable or unwilling to continue as a supplier. We receive EKC 652, a chemical used in the etch process, from E.I. du Pont de Nemours and Company. DuPont is the sole producer of this chemical, and its chemistry is unique. We believe that it would take between five and six months to replace this chemical if DuPont was unable or unwilling to continue as a supplier. We do not have long-term contracts with most of our suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of capacity constraints. Consequently, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

From time to time we may reject materials that do not meet our specifications, resulting in a decline in manufacturing or fab yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies in a timely manner. If the supply of materials is substantially diminished or if there are significant increases in the costs of raw materials, we may not be able to obtain raw materials at all or we may be forced to incur additional costs to acquire sufficient quantities of raw materials to sustain our operations, which may increase our marginal costs and reduce profitability.

We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. We rely on these manufacturers and vendors to improve our technology to meet our customers’ demands as technology improves. In periods of volatile market demand or with respect to the procurement of unique tools, the lead times from order to delivery of this equipment can be as long as six to 12 months. Following delivery, installation and qualification of our processes on this equipment can also be time consuming and difficult. If there are delays in the delivery, installation or qualification of equipment, it could cause us to delay our introduction of new manufacturing capacity or process technologies and delay product deliveries, which may result in the loss of customers and revenues.

We rely on ASMC and HHNEC, manufacturing suppliers over whom we have limited control, for a significant portion of our future manufacturing capacity, and these manufacturing suppliers may not deliver sufficient production capacity or quality to allow us to meet our customers’ needs.

We operate one semiconductor fabrication facility in Newport Beach, California, in which we currently produce the majority of our products. We have entered into manufacturing supply agreements with ASMC and HHNEC that are designed to allow us to utilize production capacity at two additional fabrication facilities in China. We expect to use our Newport Beach, California fab to develop and implement new specialty process technologies required to meet the needs of our customers, and to use the foundry capacity of ASMC and HHNEC to support higher volume production for our customers after process implementation and part qualification are complete. We are dependent on these arrangements to achieve the capacity levels needed for our business to continue to grow. However, we have limited control over ASMC’s and HHNEC’s production and quality control systems, and these companies have limited manufacturing experience using our specialty process technologies. We rely on our third-party manufacturers to implement successfully our specialty process technologies at their facilities. This has in the past, and may in the future, require more time than what we anticipate. Jazz Semiconductor began to utilize volume production capacity at ASMC in the first quarter of 2004 and we have not fully tested our ability to access capacity at acceptable quality levels of ASMC and HHNEC. We are aware of certain instances where the yield of product produced by ASMC and HHNEC has been below that of our Newport Beach fab, although still sufficient to meet customers’ demands. We believe that ASMC and HHNEC have periodically experienced increased demands for their available capacity. While these suppliers have substantially met our requests for wafers to date, if we had a sudden significant increase in demand for their services, it is possible that they would not be able to satisfy our increased demand in the short term and that from time to time may be unable to provide all of the manufacturing capacity we may desire to utilize, including amounts that are within the capacity they have contractually agreed to provide us. Should we fail to maintain and expand our manufacturing supply agreements or fail to implement our specialty processes at a manufacturing supplier’s facility in a timely manner, or if our manufacturing suppliers do not continue to deliver the capacity that we require in a timely manner or do not produce wafers to specifications and at costs acceptable to our customers, our ability to meet our customers’ needs could be seriously harmed and our customers may turn to our competitors to satisfy their requirements, causing us to lose significant sources of revenues.

If the semiconductor wafers we manufacture are used in defective products, we may be subject to product liability or other claims and our reputation could be harmed.

We provide custom manufacturing to our customers who use the semiconductor wafers we manufacture as components in their products sold to end users. If these products are used in defective or malfunctioning products, we could be sued for damages, especially if the defect or malfunction causes physical harm to people. The occurrence of a problem could result in product liability claims as well as a recall of, or safety alert or advisory notice relating to, the product. We cannot assure you that our insurance policies will cover specific product liability issues or that they will be adequate to satisfy claims made against us in the future. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition and on our ability to attract and retain customers.

We occasionally manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand we may have obsolete inventory, which could have a negative impact on our gross margin.

We initiate production of a majority of our wafers once we have received an order from a customer. We generally do not carry a significant inventory of finished goods unless we receive a specific customer request or if we decide to produce wafers in excess of customer orders, because we forecast future excess demand and capacity constraints. If our forecasted demand exceeds actual demand, we may be left with excess inventory that ultimately becomes obsolete and must be scrapped when it cannot be sold. Significant amounts of obsolete inventory could have a negative impact on our gross margin and results of operations.

We may be subject to the risk of loss due to fire because materials we use in our manufacturing processes are highly flammable and our insurance coverage may not be sufficient to cover all of our potential losses.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and may therefore be subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. Our insurance coverage is subject to deductibles and would not be sufficient to cover all of our potential losses such as the full replacement of our fab. If our fab or our manufacturing suppliers’ fabs were to be damaged or cease operations as a result of a fire, the time to repair or rebuild the fab would be significant and it would reduce our manufacturing capacity, delay the manufacture of our customers’ products, reduce our revenues and profit, cause us to lose important customers and would have a material adverse effect on our results of operations.

Our production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

Our Newport Beach, California fab is located in southern California, a region known for seismic activity. In addition, substantially all of our manufacturing suppliers’ capacity is located in a geographically concentrated area in China, where disruptions from natural disasters may affect the region. Due to the complex and delicate nature of our manufacturing processes, our and our manufacturing suppliers’ facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions we have taken to seismically upgrade our fab will be adequate to protect our facilities in the event of a major earthquake, and any resulting damage could seriously disrupt our production and result in reduced revenues.

Our production may be interrupted if we cannot maintain sufficient sources of fresh water and electricity.

The semiconductor manufacturing process requires extensive amounts of fresh water and a stable source of electricity. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our Newport Beach, California fab is located in an area that is susceptible to water and electricity shortages. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. Increases in utility costs would also increase our operating expenses. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in our manufacturing yields, and substantial downtime to reset equipment before resuming production.

Failure to comply with environmental regulations could harm our business.

We use hazardous materials and substances in the manufacturing and testing of products and in the development of our technologies in our research and development laboratories. We are subject to a variety of local, state and federal regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous materials and substances. Failure to comply with environmental regulations could result in revocation of operating permits, the imposition of substantial fines or penalties on us, interruption of production, alteration of our manufacturing processes or cessation of operations. In addition, we must obtain and comply with operating permits in a timely manner to support our product development and product ramp or our production may be delayed or halted. Compliance with environmental regulations could require us to pay increased fees, acquire expensive pollution control equipment or to incur other substantial expenses. We could also be required to incur costs associated with the investigation and remediation of contamination at currently or formerly owned, operated or used sites, or at sites at which our hazardous waste was disposed. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statutes. The imposition of these liabilities could significantly harm our business.

Risks Related to Our Securities Including Our Warrants

The price of our common stock is volatile and may be less than what you originally paid for your shares of common stock.

The price of our common stock is volatile, and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers, consolidations and strategic alliances in the semiconductor industry;

•	market conditions in the semiconductor industry;

•	our earnings estimates and those of our publicly held competitors; and

•	the general state of the stock markets.

The semiconductor industry has been highly unpredictable and volatile. The market for common shares of companies in this industry may be equally volatile. Our common stock may trade at prices lower than what you originally paid for your corresponding shares of our common stock.

If we are unable to maintain a current prospectus relating to the common stock underlying our warrants, our warrants may have little or no value and the market for our warrants may be limited.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, we have agreed to use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of our warrants until the expiration of our warrants. However, we cannot assure you that we will be able to do so. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, our warrants may not be exercisable before they expire and we will not net-cash settle the warrants. Thus, our warrants may be deprived of any value. The market for our warrants may be limited, and the warrants may expire worthless. Even if warrant holders are not able to exercise their warrants because there is no current prospectus or the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we can exercise our redemption rights.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. This might have an adverse effect on the market price of our common stock.

Excluding 666,668 warrants held by Acquicor Management LLC, Dr. Harold L. Clark and Messrs. John P. Kensey and Moshe I. Meidar, who were stockholders prior to our initial public offering, we have outstanding redeemable warrants to purchase an aggregate of 53,119,659 shares of common stock as of March 13, 2007. These warrants will be exercised only if the $5.00 per share exercise price is below the market price of our common stock. To the extent they are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. In addition, we sold to the underwriters in the initial public offering an option to purchase up to 1,250,000 units at $7.50 per unit, part of which was transferred to Paul Pittman, our Executive Vice President and Chief Financial and Administrative Officer. The exercise of this option, and the exercise of the warrants included in the units issuable upon the exercise of this option, would lead to further dilution and a potential increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as a part of our units (including warrants issued and outstanding as a result of the exercise of the purchase option that we agreed to sell to the underwriters in our initial public offering and the warrants sold in the private placement) at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. Redemption of the warrants could force the warrant holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

If the posting of our roadshow presentation on NetRoadshow.com and RetailRoadshow.com in connection with our initial public offering were held to be a violation of the Securities Act of 1933, as amended, we could be required to repurchase securities sold in our initial public offering.

The roadshow presentation for our initial public offering was posted on NetRoadshow.com and RetailRoadshow.com, two Internet web sites, between January 19 and February 4, 2006. Because, prior to the consummation of the merger with Jazz Semiconductor, we were deemed to be a “shell company” under the rules of the Securities Act that became effective in December 2005, we were not eligible to use the provisions of these rules that permit the Internet posting of roadshow presentations. If a court were to conclude that the posting of the roadshow presentation on these web sites constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold in our initial public offering at the original purchase price, plus statutory interest from the date of purchase, for claims brought during the one year period following the date of the violation. In that event, we may not have sufficient funds to repurchase all of the shares sold in our initial public offering. We would contest vigorously any claim that a violation of the Securities Act occurred. However, we could incur considerable expense in contesting any such claim, which would similarly result in a reduction in the amounts available for other purposes.

If the private placement prior to our initial public offering was not conducted in compliance with applicable law, our inside stockholders may have the right to rescind the units purchased in the private placement.

On March 13, 2006, we consummated a private placement of 333,334 units to our inside stockholders. Although we believe that we conducted the private placement in accordance with applicable law, there is a risk that the units, and shares and warrants underlying the units, should have been registered under the Securities Act of 1933, as amended, and applicable blue sky laws, in which case the securities may have been issued in violation of Section 5 of the Securities Act of 1933, as amended, and such applicable blue sky laws. Although our inside stockholders have waived their respective rights, if any, to rescind their unit purchases as a remedy to our failure to register these securities, their waiver may not be enforceable in light of the public policy underlying federal and state securities laws. If the existing stockholders bring a claim against us and successfully assert rescission rights, we may be required to refund an aggregate of $2.0 million, plus interest, to them, thereby reducing the amount available to fund our operations.

USE OF PROCEEDS

Assuming the exercise of all the warrants, we will receive gross proceeds of $228,903,705. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes, including possible acquisitions. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the warrants. The exercise price of the warrants is $5.00 per share and was determined at the time of the initial public offering.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•
our Current Reports on Form 8-K dated January 11, 2007, January 29, 2007, February 8, 2007, February 14, 2007, February 20, 2007, February 23, 2007, March 6, 2007, March 12, 2007, March 14, 2007 and March 26, 2007;

•	the description of our common stock contained in our Form 8-A filed March 10, 2006; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities.

Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attention: Chief Legal Officer.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC’s public reference room at 100 F Street, NE in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

LEGAL MATTERS

The validity of the securities offered in this prospectus was passed upon for us by Cooley Godward Kronish L.L.P., San Francisco, California.

EXPERTS

The consolidated balance sheets of Jazz Semiconductor, Inc. as of December 30, 2005 and December 29, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 29, 2006 appearing in Jazz Technologies, Inc.’s Current Report on Form 8-K dated February 23, 2007 and incorporated by reference herein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Jazz Technologies, Inc. (formerly Acquicor Technology Inc.) as of December 31, 2006 and 2005 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2006, the period from August 12, 2005 (date of inception) through December 31, 2005 and the period from August 12, 2005 through December 31, 2006 incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent registered public accountants, as set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC Registration Fee	$0
Accounting Fees and Expenses	0
Printing Fees and Expenses	10,000
Legal Fees and Expenses	10,000
Transfer Agent’s Fees and Expenses	0
Miscellaneous Fees and Expenses	0
Total	$20,000

Item 15. Indemnification of Directors and Officers

Article Seventh of our Amended and Restated Certificate of Incorporation provides as follows:

“Seventh. The following paragraphs shall apply with respect to liability and indemnification of officers and directors:

A.  A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.  The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding or which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby.

C.  The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the CCC) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or through shareholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CCC, subject, at any time or times the corporation is subject to Section 2115(b) to the limits on such excess indemnification set forth in Section 204 of the CCC.”

Section 145 of the Delaware General Corporation Law provides as follows:

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the Underwriters and the Underwriters has agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 16. Exhibits.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
4.2	Specimen Common Stock Certificate*
5.1	Opinion of Cooley Godward Kronish L.L.P.*
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Cooley Godward Kronish L.L.P. (incorporated by reference from Exhibit 5.1)
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney for Messrs. Pittman and Meidar, included on the signature page hereto.
24.2	Power of Attorney for Mr. Kensey, Dr. Clark and Mrs. Hancock*
___________________

(*)
Incorporated by reference to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 2, 2005, and subsequently amended on October 19, 2005, December 16, 2005, January 17, 2006, January 19, 2006, February 2, 2006, February 21, 2006, March 9, 2006 and March 15, 2006.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that

(A) subparagraphs (i) and (ii) above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by these subparagraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(B) subparagraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by these subparagraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract or sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract or sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in this city of Newport Beach, state of California, on April 2, 2007.

JAZZ TECHNOLOGIES, INC.

By:	/s/ GILBERT F. AMELIO
Gilbert F. Amelio
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Gilbert F. Amelio, Ph.D. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signatures	Title	Date

/s/ GILBERT F. AMELIO	Chairman, Chief Executive Officer and	April 2, 2007
Gilbert F. Amelio	Director (Principal Executive Officer)

*	President and Director	April 2, 2007
Ellen M. Hancock

/s/ PAUL PITTMAN	Executive Vice President and Chief	April 2, 2007
Paul Pittman	Financial and Administrative Officer (Principal Financial and Accounting Officer)

*	Director	April 2, 2007
Harold L.Clark

*	Director	April 2, 2007
John P. Kensey

/s/ LIAD MEIDAR	Director	April 2, 2007
Liad Meidar

By:	/s/ GILBERT F. AMELIO
Gilbert F. Amelio
pursuant to power of attorney

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of BDO Seidman, LLP
23.3	Consent of Ernst & Young LLP